GREENLIGHT CAPITAL RE, LTD.
65 Market Street, Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman, KY1-1205
Cayman Islands

July 12, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Dorrie Yale / Mary Beth Breslin
Re:     Greenlight Capital Re, Ltd.
Registration Statement on Form S-3
Filed July 2, 2018
File No. 333-226022

Ms. Yale and Ms. Breslin:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Greenlight Capital Re, Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m., Eastern Time, on Monday, July 16, 2018 or as soon thereafter as is practicable.
Please contact Alice Hsu (212-872-1053) of Akin Gump Strauss Hauer & Feld LLP with any questions you may have regarding this request. In addition, please notify Ms. Hsu by telephone when this request for acceleration has been granted.
Greenlight Capital Re, Ltd.

By: /s/ Laura Accurso
Name:    Laura Accurso, Esq.
Title:     General Counsel

cc:	Securities and Exchange Commission